May 25, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549

RE:	Equifax Inc.
Form 10-K for the Year Ended December 31, 2009
Filed February 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2010
File No. 001-06605

Dear Mr. Spirgel:

We have reviewed the comment letter dated May 11, 2010 from the staff (“Staff”) of the Securities and Exchange Commission related to the above-mentioned definitive proxy statement filing by Equifax Inc. (the “Company”).  We are providing the following response.  To assist your review, we have included the text of the Staff’s comment below in italicized type.

Form 10-K for the Year Ended December 31, 2009

Definitive Proxy Statement

1.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Company Response:

 As part of its oversight of the Company’s employee compensation programs and practices, the Compensation, Human Resources & Management Succession Committee (the “Committee”) of the Board of Directors of the Company considered the impact of these programs, and the incentives created by compensation awards, to determine whether such programs and practices might encourage inappropriate risk-taking that would be reasonably likely to have a material adverse effect on the Company.  The Committee considered the performance objectives and target levels used in connection with incentive programs and factors that may reduce the likelihood of excessive risk-taking.

Mr. Larry Spirgel
Securities and Exchange Commission
May 25, 2010

 In reaching its conclusion that disclosure is not necessary under Item 402(s) of Regulation   S-K, the Committee noted that the Company has adequate controls in place to ensure that the overall compensation program incentives are reasonable and balanced, aligned to appropriate performance measures, and produce results that are both substantive and sustainable.  The Committee noted, among other factors, the following risk mitigation features of the Company’s compensation plans and practices:

•
An assortment of vehicles for delivering compensation, both fixed and variable, and including cash and equity based measures with different time horizons, to focus executives on specific objectives that help the Company achieve its business plan and create alignment with long-term shareholder interests.

•
Diversification of incentive-related risk by employing a variety of performance measures, including a balanced weighting of the various performance measures to avoid excessive attention to the achievement of one measure over another.  The Annual Incentive Plan (AIP) for senior executives and other key employees, for example, places more relative weight on adjusted earnings per share performance—a measure of operational discipline and performance—compared to operating revenue performance to ensure that management will be focused on increasing revenue without sacrificing margin and profitability.

•
AIP financial goals are set by the Committee based on the Company’s strategic goals and performance expectations for the ensuing year; key risks to the business strategy are reviewed by the full Board as part of the Company’s annual long-term planning process and annual budget setting process.

•
AIP awards do not include highly leveraged payout curves or uncapped payouts, or have unreasonable goals or thresholds and steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds.

•
AIP awards for named executive officers with Company-wide responsibilities are based on overall Company performance; incentive compensation for business unit leaders and other key employees includes overall Company performance goals in addition to appropriate and sustainable business unit revenue and operating income performance goals.

•
Management processes to oversee risk associated with incentive compensation include, but are not limited to, frequent business performance reviews by management and regular quarterly business performance reviews by the Board, the Audit Committee of the Board, and the Company’s internal audit and disclosure committees.

•
The Company’s U.S. and international sales commission and other employee incentive programs have been redesigned over the past several years to have a more common structure and to ensure that sales are profitable without the assumption of undue risk.  In general, commission payments are subject to caps, prepayment review and downward discretion by the Company, and also may be recovered by the Company in the event of error or fraud.

Mr. Larry Spirgel
Securities and Exchange Commission
May 25, 2010

•	The Committee has implemented procedures designed to assure the independence of its outside compensation consultant.

•
The Committee has downward discretion to adjust incentive program payouts, and the compensation recovery policy allows the Company to “claw back” payments made using materially inaccurate financial results.

•
Executive officers are subject to meaningful stock ownership guidelines to ensure that they are focused on the long-term performance of the Company.  Officers and other employees who receive equity awards are subject to formal stock and stock option grant procedures.

*    *    *

As requested by the Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (404) 885-8045.  My fax number is (404) 885-8522.

Sincerely,

/s/ Dean C. Arvidson
Dean C. Arvidson
Senior Vice President, Deputy General Counsel and
Corporate Secretary

cc:
Richard F. Smith, Chairman and Chief Executive Officer
Lee Adrean, Corporate Vice President and Chief Financial Officer
Kent E. Mast, Corporate Vice President and Chief Legal Officer
Nuala M. King, Senior Vice President and Corporate Controller